UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Febuary, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Results January – December / 2018

Highlights

o   Total accessescame to 95.2 million in December 2018, of which 73.2 million in the mobile business (-2.4% y-o-y) and 22.0 million in the fixed business (-3.6% y-o-y), with higher volume of disconnections in prepaid and fixed voice subscribers, but maintaining a healthy pace of net additionsin higher-value services (postpaid and fiber);

o   Mobile market share reached 31.9% in December 2018 (+0.2 p.p. vs. Dec-17);

o   Postpaid mobile accesses grew 9.9% y-o-y, reaching a market share of 40.5% in December 2018, maintaining a relevant distance in comparison to the second player (17.0 p.p.);

o   Broadband accessesreached 7.5 million customers in 4Q18 (+0.3% y-o-y), with UBB[1] subs representing 66.9% of the total base, which grew 9.9% y-o-y, driven by 152 thousand FTTH net additions in the quarter;

o   Broadband ARPU increased 11.8% y-o-y in 4Q18, due to the Company’s organic growth in FTTH and upselling of xDSL customers;

o   Net Operating Revenues grew 0.5% y-o-y in 4Q18 (+0.6% y-o-y in 2018), boosted mainly by the positive performance of the postpaid, handsets and ultra-broadband revenues;

o   Net Operating Mobile Revenuesclimbed 3.0% y-o-y in 4Q18 (3.3% y-o-y in 2018). Data and Digital Service Revenuesgrew 6.3% y-o-y in 4Q18, accounting for 79.8% of Mobile Service Revenues;

o   Recurring Operating Costs[2] fell 1.4% y-o-y in 4Q18 (-2.0% y-o-y in 2018), as a result of the simplification, efficiency and digitalization initiatives, which ensured cost reductions for twelve consecutive quarters;

o   Recurring EBITDA[2]totaled R$4,104.0 million in 4Q18, up 4.0% on 4Q17, with a Recurring EBITDA margin[2]of 37.0% (+1.2 p.p. y-o-y). In 2018, Recurring EBITDA[2]totaled R$15,473.5 million, up 5.5% on 2017, with a Recurring EBITDA margin[2]of 35.6% (+1.7 p.p. y-o-y);

o   Capital Expenditures ex-Licensesreached R$2,113.3 million in 4Q18, totaling R$8,193.3 million in 2018, focused on fiber expansion and infrastructure capacity;

o   Free Cash Flow from Business Activitiesincreased 75.3% y-o-y in 4Q18 (20.6% in 2018), reaching R$2,073.7 million, driven by EBITDA expansion and investments optimization, in comparison to the same period of last year;

o   Accelerated expansion of 4.5G coverage, available in 1,000 cities by the end of 2018; 121 cities with FTTH, with 30 new cities in 2018;

o   Reported Net Incometotaled R$8,928.3 million in 2018, growing +93.7% y-o-y;

o   Dividendsand IOCreached R$7,018.7 million for the fiscal year, an increase of +52.3% y-o-y. This is the highest annual shareholders’ remuneration amount declared in the Company’s history.

1)	UBB includes customers using FTTH (Fiber to the Home) and FTTC (Fiber to the Cabinet) technologies, as well as cable customers;
2)

Excludes the following non-recurring effects: 4Q17: non-cash regulatory provision, in the amount of R$178.9M. 2Q18: positive effect of R$1,830.2M mainly due to the final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct the ICMS from the basis of calculation of PIS/COFINS contributions, related to TELESP operations from 2003 to 2014; expense of R$92.0M due to the adoption of a risk assessment model to calculate labor contingencies; expense of R$170.6M due to the write-off of assets related to judicial deposits; expense of R$116.9M due to organizational restructuring. 3Q18: positive effect of R$1,381.7M due to the final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct the ICMS from the basis of calculation of PIS/COFINS contributions, related to Vivo operations from 2004 to 2013; expense of R$487.1M related to extraordinary fiscal contingencies recorded in 3Q18. 4Q18: expense of R$80.2M due to organizational restructuring.

Telefônica Brasil S.A. (B3: VIVT3 and VIVT4, NYSE: VIV) discloses today its results for the fourth quarter of 2018, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

Net operating revenues and operating costs for 2018 are presented under IFRS 151.

For better understanding and comparability of the information, we present below the consolidated statements of income for the twelve-month periods ended December 31, 2018 and 2017 in two scenarios, as follows:

Pro forma: excluding the effects of the adoption of IFRS 151 in 2018 figures (comparable to 2017).

Reported: considering the effects of the adoption of IFRS 151 (referring to the new methodology for allocation of revenues from customer contracts) only for 2018 figures.

For comparison purposes, the text herein will refer to pro-forma figures, except where we mention the use of figures under IFRS 151.

HIGHLIGHTS

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)¹				2018 Data (Reported)
	4Q18	∆% y-o-y	2018	∆% y-o-y	4Q18	∆% y-o-y	2018	∆% y-o-y

Net Operating Revenues	11,093.9	0.5	43,448.0	0.6	11,085.5	0.5	43,462.7	0.6

Net Operating Service Revenues	10,588.3	(1.4)	41,773.0	(0.9)	10,518.2	(2.0)	41,541.0	(1.4)

Net Mobile Reveunes	7,056.0	3.0	27,333.1	3.3	7,047.7	2.9	27,347.8	3.4
Net Mobile Service Revenues	6,550.6	0.0	25,658.1	1.1	6,480.4	(1.1)	25,426.1	0.2
Net Fixed Revenues	4,037.8	(3.5)	16,114.9	(3.8)	4,037.8	(3.5)	16,114.9	(3.8)

Net Handsets Revenues	505.5	70.0	1,674.9	56.5	567.3	90.8	1,921.7	79.5

Operating Costs	(7,070.1)	(2.7)	(25,709.3)	(10.5)	(7,039.2)	(3.1)	(25,637.9)	(10.7)
Recurring Operating Costs[2]	(6,989.9)	(1.4)	(27,974.5)	(2.0)	(6,959.0)	(1.8)	(27,903.1)	(2.2)

EBITDA	4,023.8	6.8	17,738.7	22.5	4,046.3	7.4	17,824.8	23.0
EBITDA Margin	36.3%	2.1 p.p.	40.8%	7.3 p.p.	36.5%	2.4 p.p.	41.0%	7.5 p.p.

Recurring EBITDA[2]	4,104.0	4.0	15,473.5	5.5	4,126.5	4.6	15,559.6	6.1
Recurring EBITDA Margin[2]	37.0%	1.2 p.p.	35.6%	1.7 p.p.	37.2%	1.5 p.p.	35.8%	1.9 p.p.

Net Income	1,471.9	(3.0)	8,871.5	92.5	1,486.7	(2.0)	8,928.3	93.7

Capex (ex-Licenses)	2,113.3	(20.7)	8,193.3	2.4	2,113.3	(20.7)	8,193.3	2.4

Operating Cash Flow (EBITDA - Capex)	1,910.5	73.4	9,545.4	47.1	1,933.0	75.4	9,631.5	48.5
Recurring Operating Cash Flow[2]	1,990.6	55.4	7,280.3	9.2	2,013.1	57.2	7,366.4	10.5

Total Accesses (thousand)	95,189	(2.7)	95,189	(2.7)	95,189	(2.7)	95,189	(2.7)
Total Mobile Accesses	73,160	(2.4)	73,160	(2.4)	73,160	(2.4)	73,160	(2.4)
Total Fixed Accesses	22,029	(3.6)	22,029	(3.6)	22,029	(3.6)	22,029	(3.6)

1)	New accounting standard in force since January 2018, which requires revenues to be recognized based on the contract with the customer, not necessarily aligned with billing. For Vivo, revenue recognition of mobile offers with handset subsidy will change, as the subsidy will now be distributed between services and handsets. In addition, certain costs to acquire customers through contracts will now be capitalized if the amortization period is more than12 months.
2)

Excludes the following non-recurring effects: 4Q17: non-cash regulatory provision, in the amount of R$178.9M. 2Q18: positive effect of R$1,830.2M mainly due to the final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct the ICMS from the basis of calculation of PIS/COFINS contributions, related to TELESP operations from 2003 to 2014; expense of R$92.0M due to the adoption of a risk assessment model to calculate labor contingencies; expense of R$170.6M due to the write-off of assets related to judicial deposits; expense of R$116.9M due to organizational restructuring. 3Q18: positive effect of R$1,381.7M due to the final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct the ICMS from the basis of calculation of PIS/COFINS contributions, related to Vivo operations from 2004 to 2013; expense of R$487.1M related to extraordinary fiscal contingencies recorded in 3Q18. 4Q18: expense of R$80.2M due to organizational restructuring.

Mobile Business

OPERATING PERFORMANCE

Thousand	4Q18	4Q17	∆%	3Q18	∆%	2018	2017	∆%

Total Mobile Accesses	73,160	74,940	(2.4)	74,432	(1.7)	73,160	74,940	(2.4)
Postpaid	40,406	36,772	9.9	39,415	2.5	40,406	36,772	9.9
M2M	8,212	6,321	29.9	7,637	7.5	8,212	6,321	29.9
Prepaid	32,754	38,168	(14.2)	35,017	(6.5)	32,754	38,168	(14.2)
Market Share	31.9%	31.7%	0.2 p.p.	31.8%	0.1 p.p.	31.9%	31.7%	0.7 p.p.
Postpaid	40.5%	41.8%	(1.3) p.p.	41.1%	(0.6) p.p.	40.5%	41.8%	(3.0) p.p.
M2M	41.5%	41.5%	(0.0) p.p.	42.5%	(1.0) p.p.	41.5%	41.5%	(0.1) p.p.
Net Additions	(1,272)	378	n.a.	(830)	53.3	(1,780)	1,162	n.a.
Postpaid	990	1,107	(10.6)	980	1.1	3,634	3,381	7.5
Market Share of Postpaid Net Additions	26.1%	34.0%	(7.8)	36.5%	(10.3)	31.1%	39.3%	(20.8)
Market Penetration	109.2%	113.4%	(4.1) p.p.	111.8%	(2.6) p.p.	109.2%	113.4%	(3.7) p.p.
Monthly Churn	4.1%	3.3%	0.8 p.p.	3.7%	0.4 p.p.	3.5%	3.3%	4.0 p.p.
Postpaid ex. M2M	1.7%	1.7%	(0.0) p.p.	1.8%	(0.1) p.p.	1.7%	1.7%	(1.6) p.p.
Prepaid	6.8%	4.8%	2.0 p.p.	5.6%	1.2 p.p.	5.3%	4.7%	11.5 p.p.
ARPU (R$/month)[1]	29.6	29.2	1.2	27.9	5.9	28.6	28.5	0.5
Voice	6.0	7.3	(18.0)	5.7	5.0	6.0	7.9	(24.1)
Data	23.6	21.9	7.6	22.2	6.1	22.6	20.5	10.1
Postpaid ex. M2M ARPU[1]	52.5	52.9	(0.8)	51.5	1.8	52.2	52.2	(0.1)
Prepaid ARPU[1]	12.7	13.6	(7.1)	11.6	9.4	12.2	13.5	(9.4)
M2M ARPU[1]	2.7	2.8	(5.1)	2.6	0.7	2.7	3.0	(10.0)

1) Pro-forma data, excluding the effects of IFRS 15.

o    Total accessesreached 73,160 thousand by the end of the quarter, representing a decrease of 2.4% in comparison to 4Q17. Postpaid subscribers continued to grow consistently, reaching 40,406 thousand accesses (+9.9% y-o-y), equivalent to 55.2% of mobile accesses,6.2 p.p. more than in 4Q17.

o    Total market share came to 31.9% in December 2018. In the postpaid business, Telefônica Brasil conquered 26.1% of market net additions in the quarter (31.1% in 2018) and a market share of 40.5% in December 2018. The Company remains the leader in 4G-technology handsets, with a market share of 31.3% in December 2018 (4.7 p.p. more than the second player), maintaining the quality of the customer base and the Company’s strategy focused on data and digital services.

o   Postpaid mobile net additions reached 3,634 thousand in 2018 (990 thousand accesses in 4Q18), up 7.5% y-o-y, while prepaid net disconnections totaled 5,414 thousand accesses in 2018 (disconnection of 2,263 accesses in 4Q18), continuing the migration of prepaid customers to postpaid plans (hybrid and pure postpaid) and the disconnection of unprofitable customers, in accordance with ANATEL’s rules

o   In 2018, the postpaid baseincreased 9.9%, while the prepaid basedeclined 14.2%, both in comparison to 2017.

o   In the Machine-to-Machine (M2M)market, the access base continued to grow substantially, reaching 8,212 thousand customers in December 2018, up 29.9% over December 2017. Telefônica Brasil is also the market leader in this business, reaching a market share of 41.5% in December 2018.

o   Mobile ARPU grew 1.2% y-o-y, boosted by the performance of Data ARPU, boosted by Data ARPU performance, that increased 7.6% in 4Q18 in comparison to 2017, already representing 79.8% of Mobile ARPU.

NET OPERATING MOBILE REVENUES

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)				2018 Data (Reported)
	4Q18	∆% y-o-y	2018	∆% y-o-y	4Q18	∆% y-o-y	2018	∆% y-o-y

Net Operating Mobile Revenues	7,056.0	3.0	27,333.1	3.3	7,047.7	2.9	27,347.8	3.4

Net Mobile Service Revenues	6,550.6	0.0	25,658.1	1.1	6,480.4	(1.1)	25,426.1	0.2
Outgoing Voice	1,000.4	(24.5)	4,272.4	(28.4)	1,003.7	(24.3)	4,293.9	(28.1)
Interconnection	323.6	11.2	1,129.3	3.3	323.6	11.2	1,129.3	3.3
Data and Digital Services	5,225.5	6.3	20,251.7	10.6	5,152.0	4.8	19,998.3	9.2
Messaging P2P	280.2	(16.6)	1,160.1	(18.7)	280.2	(16.6)	1,160.1	(18.7)
Internet	3,077.6	(5.3)	12,254.1	(9.0)	3,004.1	(7.6)	12,000.6	(10.9)
Digital Services	1,867.7	40.4	6,837.5	100.3	1,867.7	40.4	6,837.5	100.3
Other Services	1.1	(94.4)	4.6	(74.4)	1.1	(94.4)	4.6	(74.4)
Net Handset Revenues	505.5	70.0	1,674.9	56.5	567.3	90.8	1,921.7	79.5

% Data and Digital Services Revenues / MSR	79.8%	4.7 p.p.	78.9%	6.8 p.p.	79.5%	4.5 p.p.	78.7%	6.5 p.p.

Net Mobile Revenues increased 3.0% y-o-y in 4Q18. The performance can be attributed to the growth of Data and Digital Service Revenues (+6.3% y-o-y), higher Handset Revenues (+70.0% y-o-y), related to the strong sales activities in the period, to the upselling to postpaid plans with higher data volume, and higher Interconnection Revenues (+11.2% y-o-y), due to increased incoming off-net traffic. On the other hand, the macroeconomic scenario, the growth of unlimited voice plans, lower interconnection tariffs, the decrease in prepaid revenues and the maturity of services such as Voice and SMS continued to negatively affect the performance of Net Mobile Revenues.

Outgoing Voice Revenues fell 24.5% in comparison to 4Q17, mainly reflecting the migration to the consumption of data services. In addition, the prepaid business continued to be influenced by the lower volume of top-ups in the annual comparison, mainly due to macroeconomic conditions and the migration of customers to hybrid plans.

Interconnection Revenues grew 11.2% over 4Q17, due to increased incoming off-net traffic because of the expansion of unlimited voice plans in the sector, besides interconnection settlements in the period.

Data and Digital Service Revenues grew 6.3% y-o-y in 4Q18, driven by our strategy focused on data. This performance was once again driven by the increase in Digital Service Revenues and the higher adoption of Family Plans. In the quarter, Data and Digital Service Revenues contributed 79.8% to Net Mobile Services Revenues, up 4.7 p.p. y-o-y.

SMS (P2P Messaging) Revenues fell 16.6% y-o-y in 4Q18, reflecting the lower consumption of this service due to its maturity.

Mobile Internet Revenues decreased 5.3% in the annual comparison. This performance was directly related to higher usage and consumption of digital services, leading to the migration of revenues between the lines.

In 4Q18, Digital Service Revenues moved up 40.4% y-o-y in 4Q18, representing 35.7% of Data and Digital Service Revenues (+8.7 p.p.), due to the inclusion of value-added services in the prepaid, hybrid and pure postpaid plans since 2017.

Net Handset Revenues rose 70.0% over the same quarter of the previous year, in line with the strategy of gaining market share in this relevant and growing market through our brand and sales channels, attracting high-end consumers to our physical and online stores.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	4Q18	4Q17	∆%	3Q18	∆%	2018	2017	∆%

Total Fixed Accesses	22,029	22,857	(3.6)	22,285	(1.2)	22,029	22,857	(3.6)
Fixed Voice Accesses	13,005	13,837	(6.0)	13,210	(1.6)	13,005	13,837	(6.0)
Residential	8,136	8,899	(8.6)	8,314	(2.1)	8,136	8,899	(8.6)
Corporate	4,428	4,498	(1.6)	4,453	(0.6)	4,428	4,498	(1.6)
Others	441	441	0.1	443	(0.4)	441	441	0.1
Fixed Broadband	7,458	7,432	0.3	7,475	(0.2)	7,458	7,432	0.3
UBB	4,991	4,541	9.9	4,917	1.5	4,991	4,541	9.9
FTTC	3,098	3,251	(4.7)	3,176	(2.5)	3,098	3,251	(4.7)
FTTH	1,893	1,290	46.8	1,741	8.8	1,893	1,290	46.8
Others	2,466	2,891	(14.7)	2,558	(3.6)	2,466	2,891	(14.7)
Pay TV	1,567	1,588	(1.3)	1,601	(2.1)	1,567	1,588	(1.3)
IPTV	579	381	52.1	536	8.0	579	381	52.1
DTH	988	1,207	(18.2)	1,064	(7.2)	988	1,207	(18.2)
Voice ARPU (R$/month)	32.9	38.7	(15.0)	34.7	(5.2)	35.3	40.4	(12.5)
Broadband ARPU (R$/month)	62.8	56.1	11.8	59.4	5.8	58.2	51.6	12.8
Pay TV ARPU (R$/month)	104.3	98.3	6.0	101.5	2.7	100.9	96.8	4.2

o   The fixed basetotaled 22,029 thousand accessesin 4Q18, down 3.6% from 4Q17, mainly influenced by the performance of voice accesses, due to the maturity of the service and the strategic decision to stop prioritizing growth in the pay TV business using DTH technology.

o   Fixed Voice accesses totaled 13,005 thousand in 4Q18, down 6.0% from 4Q17, mainly reflecting the fixed-to-mobile substitution and the voice-to-data migration. As a result, voice ARPU declined 15.0% in the annual comparison.

o   Fixed Broadband accessescame to 7,458 thousand customers in 4Q18, 0.3% more than in 4Q17. The UBB customer base grew 9.9% y-o-y in 4Q18, reaching 4,199 thousand accesses, 1,893 thousand of which in FTTH technology, 46.8% more than in the previous year. UBB customers accounted for 66.9% of total broadband accesses, fueling ARPU, which grew 11.8% y-o-y in 4Q18.

o   Pay TV accessesdecreased 1.3% compared to 4Q17, ending the fourth quarter with 1,567 thousand subscribers, due to the Company's strategic decision to stop prioritizing DTH technology. In the other hand, we saw an improve in our customer mix, due to the evolution of the IPTV accesses, which grew 52.1% y-o-y in 4Q18. Pay TV ARPU increased 6.0% y-o-y this quarter, reflecting the Company's strategy of focusing on high-end customers.

NET OPERATING FIXED REVENUES

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)				2018 Data (Reported)
	4Q18	∆% y-o-y	2018	∆% y-o-y	4Q18	∆% y-o-y	2018	∆% y-o-y

Net Operating Fixed Revenues	4,037.8	(3.5)	16,114.9	(3.8)	4,037.8	(3.5)	16,114.9	(3.8)
Voice	1,293.5	(20.0)	5,704.8	(16.7)	1,293.5	(20.0)	5,704.8	(16.7)
Interconnection	52.1	12.9	180.6	(0.5)	52.1	12.9	180.6	(0.5)
Broadband[1]	1,407.0	12.3	5,208.0	13.7	1,407.0	12.3	5,208.0	13.7
UBB	1,008.7	33.8	3,545.5	26.4	1,008.7	33.8	3,545.5	26.4
xDSL	398.4	(20.2)	1,662.5	(6.3)	398.4	(20.2)	1,662.5	(6.3)
Corporate Data and IT	618.0	(2.0)	2,474.3	(4.0)	618.0	(2.0)	2,474.3	(4.0)
Pay TV	495.5	4.9	1,932.8	1.2	495.5	4.9	1,932.8	1.2
Other Services	171.6	4.4	614.3	(5.3)	171.6	4.4	614.3	(5.3)

% Non-Voice Revenues2 / Net Operating Fixed Revenues	66.7%	6.4 p.p.	63.5%	5.5 p.p.	66.7%	6.4 p.p.	63.5%	5.5 p.p.

1) Broadband Revenues include residential and SME customers.
2) Non-Voice Revenues include revenues from Broadband, Corporate Data and IT, Pay TV and Other Services.

Net Fixed Revenues fell 3.5% in 4Q18 compared with the same period last year, impacted by the decrease of Voice Revenues, the cut in the fixed-to-mobile tariff (VC) and the reduction in the fixed interconnection tariff (TU-RL and TU-RIU) in February 2018, partially offset by the positive evolution of Broadband Revenues, Pay TV Revenues and Other Services.

Voice Revenues fell 20.0% in the period compared to 4Q17, mainly due to the maturity of the service and the fixed-to-mobile substitution.

Interconnection Revenues grew 12.9% y-o-y in 4Q18, mainly due to increased incoming off-net traffic, partially offset by a reduction in TU-RL (-35.5%) and TU-RIU (-54.4%) in February 2018.

Broadband Revenues rose 12.3% in 4Q18 over 4Q17, fueled by the 33.8% y-o-y increase in Ultra-Broadband Revenues, which accounted for 71.7% of the total revenue in the period, reflecting the Company’s efforts to expand the base and encourage customers’ migration to higher speeds, fueling fiber accesses, whose ARPU is higher, in addition to the expansion of the FTTH network to 30 new cities in 2018. FTTH revenues climbed 44.0% over 4Q17.

Corporate Data and IT Revenues fell 2.0% y-o-y. The decrease is related to the usual volatility of these revenues, reflecting the eventual negotiation of large B2B contracts. However, data, cloud and IT service revenues continued to perform well in the recent quarters.

In 4Q18, Pay TV Revenues grew 4.9% in the annual comparison, thanks to the Company’s more selective strategy for this service, focusing on higher-value products designed to improve customer experience and optimize profitability, such as IPTV, whose revenues grew 59.0% y-o-y.

Consolidated Operating Costs

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)				2018 Data (Reported)
	4Q18	∆% y-o-y	2018	∆% y-o-y	4Q18	∆% y-o-y	2018	∆% y-o-y

Operating Costs	(7,070.1)	(2.7)	(25,709.3)	(10.5)	(7,039.2)	(3.1)	(25,637.9)	(10.7)

Personnel	(1,040.0)	9.5	(4,004.3)	7.5	(1,034.4)	9.0	(3,996.1)	7.3
Costs of Services Rendered	(2,824.9)	(0.1)	(11,259.7)	(2.2)	(2,824.9)	(0.1)	(11,259.7)	(2.2)
Interconnection	(301.6)	(18.8)	(1,294.5)	(10.2)	(301.6)	(18.8)	(1,294.5)	(10.2)
Taxes and Contributions	(380.0)	(13.2)	(1,594.8)	(11.0)	(380.0)	(13.2)	(1,594.8)	(11.0)
Third-party Services	(1,319.7)	(3.0)	(5,362.4)	(4.1)	(1,319.7)	(3.0)	(5,362.4)	(4.1)
Others	(823.6)	25.0	(3,008.0)	12.1	(823.6)	25.0	(3,008.0)	12.1
Cost of Goods Sold	(735.3)	37.5	(2,406.1)	23.0	(735.3)	37.5	(2,406.1)	23.0
Commercial Expenses	(2,209.4)	(5.9)	(8,968.7)	(3.7)	(2,184.1)	(6.9)	(8,905.6)	(4.4)
Provision for Bad Debt	(371.7)	(0.1)	(1,533.1)	3.5	(364.7)	(2.0)	(1,533.6)	3.6
Third-party Services	(1,729.5)	(6.9)	(7,052.6)	(5.2)	(1,711.2)	(7.9)	(6,989.0)	(6.0)
Others	(108.2)	(7.4)	(383.0)	(3.3)	(108.2)	(7.4)	(383.0)	(3.3)
General and Administrative Expenses	(379.5)	(0.7)	(1,521.3)	1.9	(379.5)	(0.7)	(1,521.3)	1.9
Other Net Operating Revenues (Expenses)	119.0	n.a.	2,450.9	n.a.	119.0	n.a.	2,450.9	n.a.

Recurring Operating Costs[1]	(6,989.9)	(1.4)	(27,974.5)	(2.0)	(6,959.0)	(1.8)	(27,903.1)	(2.2)

1) Excludes the following non-recurring effects: 4Q17: non-cash regulatory provision, in the amount of R$178.9M. 2Q18: positive effect of R$1,830.2M mainly due to the final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct the ICMS from the basis of calculation of PIS/COFINS contributions, related to TELESP operations from 2003 to 2014; expense of R$92.0M due to the adoption of a risk assessment model to calculate labor contingencies; expense of R$170.6M due to the write-off of assets related to judicial deposits; expense of R$116.9M due to organizational restructuring. 3Q18: positive effect of R$1,381.7M due to the final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct the ICMS from the basis of calculation of PIS/COFINS contributions, related to Vivo operations from 2004 to 2013; expense of R$487.1M related to extraordinary fiscal contingencies recorded in 3Q18. 4Q18: expense of R$80.2M due to organizational restructuring.

Recurring Operating Costs, excluding Depreciation and Amortization expenses, decreased 1.4% in comparison to the same period last year, accounting for R$6,989.9 million in the quarter, while inflation was +3.7% (IPCA - 12M) in the period.

Personnel Costs increased 9.5% year over year, mainly due to the expense of R$80.2 million registered in 4Q18, related to an organizational restructuring. Excluding this effect, personnel costs grew 1.1% due to the effect of inflation on salaries and benefits in the period.

The Cost of Services Rendered fell 0.1% y-o-y in 4Q18, mainly due to the higher efficiencies in the management of contracts with third parties, to the strict policy of removing unprofitable customers from the base, besides the reductions in MTR/VC and TU-RL/TU-RIU in February 2018, partially offset by higher expenses related to the expansion of the network infrastructure in the period, related to the coverage expansion of 4G, 4.5G and fiber.

The Cost of Goods Sold grew 37.5% over 4Q17, due to the Company's strategy of focusing on handset and equipment sales since 4Q17.

Selling Expenses fell 5.9% in 4Q18, reflecting the evolution of the Company’s simplification, efficiency and digitalization initiatives.

The Provision for Doubtful Accounts reduced 0.1% y-o-y in the 4Q18 and 8.4% in comparison to 3Q18, mainly due to credit and collection efforts in the B2B and B2C segments. The default level remained in line with 3Q18, reaching 2.2% of Gross Revenues in 4Q18.

Third-Party Services fell 6.9% in the annual comparison. The growing digitalization of customer service and customer relationship, exemplified by the larger share of e-commerce in products, services and top-ups sales; the accelerated adoption of e-billing by the new and existing customers; and by the growing usage of virtual channels and the MEU VIVO app, led to a reduction in call center, back offices, commissioning, billing and posting costs, providing to our customers with a unique and customized experience.

General and Administrative Expenses fell 0.7% in 4Q18, thanks to ongoing cost control.

Other Net Operating Revenues (Expenses) totaled revenues of R$119.0 million in the quarter, due to proceeds from contractual fines and tax recoveries, combined with lower provisions for labor and civil contingencies.

EBITDA

Recurring EBITDA[1] (earnings before interest, taxes, depreciation and amortization) totaled R$4,104.0 million in 4Q18, an increase of 4.0% in comparison to the same period of the last year, reaching a recurring EBITDA margin[1] of 37.0%, up 1.2 p.p. over 4Q17.

In 2018, Recurring EBITDA[1] amounted to R$15,473.5 million, up 5.5% over 2017, accompanied by a recurring EBITDA margin[1] of 35.6%, up 1.7 p.p. over 2017.

The increase in EBITDA was due to growth in mobile and ultra-broadband revenues, combined with effective and lasting cost-efficiency measures adopted by the Company in the period.

1) Excludes the following non-recurring effects: 4Q17: non-cash regulatory provision, in the amount of R$178.9M. 2Q18: positive effect of R$1,830.2M mainly due to the final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct the ICMS from the basis of calculation of PIS/COFINS contributions, related to TELESP operations from 2003 to 2014; expense of R$92.0M due to the adoption of a risk assessment model to calculate labor contingencies; expense of R$170.6M due to the write-off of assets related to judicial deposits; expense of R$116.9M due to organizational restructuring. 3Q18: positive effect of R$1,381.7M due to the final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct the ICMS from the basis of calculation of PIS/COFINS contributions, related to Vivo operations from 2004 to 2013; expense of R$487.1M related to extraordinary fiscal contingencies recorded in 3Q18. 4Q18: expense of R$80.2M due to organizational restructuring.

Depreciation and Amortization

Consolidated in R$ million	4Q18	4Q17	∆%	3Q18	∆%	2018	2017	∆%

Depreciation and Amortization	(2,322.7)	(1,990.9)	16.7	(2,034.7)	14.2	(8,368.6)	(7,853.7)	6.6
Depreciation	(1,661.0)	(1,303.1)	27.5	(1,375.6)	20.7	(5,736.6)	(5,240.9)	9.5
Amortization of Intangibles[1]	(303.4)	(342.1)	(11.3)	(303.4)	0.0	(1,212.2)	(1,209.1)	0.3
Other Amortizations	(358.3)	(345.7)	3.6	(355.7)	0.7	(1,419.8)	(1,403.7)	1.1

1) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and GVT as of 2Q15.

In 4Q18, Depreciation and Amortization increased 16.7% year-over-year, mainly due to growth in the fixed asset base, driven by the acceleration of the fiber project, which launched FTTH in 14 new cities in the fourth quarter alone.

Financial Result

Consolidated in R$ million	4Q18	4Q17	∆%	3Q18	∆%	2018	2017	∆%

Net Financial Result	(124.9)	(177.8)	(29.8)	653.7	n.a.	1,827.2	(903.0)	n.a.

Income from Financial Investments	57.1	111.6	(48.8)	59.2	(3.5)	246.1	655.5	(62.5)
Debt Interest	(130.0)	(157.3)	(17.4)	(115.3)	12.7	(510.4)	(932.7)	(45.3)
Monetary and Exchange Variation	(28.7)	(79.8)	(64.0)	809.7	n.a.	2,348.9	(486.7)	n.a.
Gains (Losses) on Derivative Transactions	15.9	21.9	(27.4)	0.4	3,875.0	10.8	(41.9)	n.a.
Other Financial Income (Expenses)	(39.2)	(74.2)	(47.2)	(100.3)	(60.9)	(268.2)	(97.2)	175.9

The Net Financial Expense fell 29.8% y-o-y in 4Q18, driven by the reduction in interest rates, lower net debt level and monetary variation expenses.

In 2018, the Financial Result was mainly impacted by the non-recurring financial impacts related to the gain, in 2Q18 and 3Q18, of the judicial decision on the payment of PIS/COFINS over ICMS tax related to the operations of Telesp, T.Data and Vivo.

Net Income

In 2018, Reported Net Income reached the highest historical level, accounting for R$8,928.3 million, an increase of 93.7% y-o-y. The performance was driven by the continuous cost control, solid EBITDA growth, and the non-recurring effects in 2018.

Capex

Consolidated in R$ million	4Q18	4Q17	∆%	3Q18	∆%	2018	2017	∆%

Total	2,120.0	2,664.7	(20.4)	2,393.8	(11.4)	8,199.9	7,998.3	2.5

Network	1,650.1	2,067.8	(20.2)	2,068.4	(20.2)	6,881.2	6,783.5	1.4
Technology / Information System	315.9	420.9	(25.0)	259.0	22.0	999.3	883.3	13.1
Products and Services, Channels, Adm. and Others	147.4	176.0	(16.2)	66.4	121.9	312.8	331.5	(5.7)
Licenses	6.6	0.0	n.a.	0.0	n.a.	6.6	0.0	n.a.

Capex (ex-Licenses) / NOR	19.0%	24.2%	(5.1) p.p.	22.2%	(3.2) p.p.	18.9%	18.5%	0.3 p.p.

Capex fell 20.4% y-o-y in 4Q18, to R$2,120.0 million, representing 19.0% of Net Operating Revenues in the period. The reduction was mainly due to higher Capex levels recorded in previous quarters and optimized project execution.

In 2018, Capex ex-Licenses reached R$8,199.9 million, representing 18.9% of Net Operating Revenues in the period (+0.3 p.p. y-o-y).

Investments were mainly focused on FTTH implementation and footprint expansion, and increased 4G and 4.5G technology coverage and capacity.

Cash Flow¹

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)				2018 Data (Reported)
	4Q18	∆% y-o-y	2018	∆% y-o-y	4Q18	∆% y-o-y	2018	∆% y-o-y

Recurring EBITDA	4,104.0	4.0	15,473.5	5.5	4,126.5	4.6	15,559.6	6.1

Investments (CAPEX)	(2,113.3)	(20.7)	(8,193.3)	2.4	(2,113.3)	(20.7)	(8,193.3)	2.4
Interest, Taxes and Other Financial Rev. (Exp)	(295.5)	(33.2)	(1,363.5)	(16.2)	(295.5)	(33.2)	(1,363.5)	(16.2)
Working Capital Variation	378.6	9.9	1,003.6	43.5	356.1	3.4	917.5	31.2

Free Cash Flow from Business Activity	2,073.7	75.3	6,920.4	20.6	2,073.7	75.3	6,920.4	20.6

Non-Recurring Items[2]	(11.6)	n.a.	(302.1)	(53.9)	(11.6)	n.a.	(302.1)	(53.9)

Free Cash Flow after Extraordinaries	2,062.2	74.4	6,618.3	30.2	2,062.1	74.4	6,618.4	30.2

1) The criterion used for Cash Flow excludes amounts paid as income tax from the allocation of interest on equity, which were previously included in the calculation.
2) Payment related to the organizational restructuring (R$4.9 million in 4Q18, R$30.4 million in 3Q18 and R$75.7 million in 2Q18), R$6.6 million in 4Q18 related to the payment made to ANATEL, by alignment of the L-band of spectrum, R$84.1 million referring to PIS/COFINS tax credits recognized in the 2Q18 result, and payment of cleaning of the 700MHz 4G spectrum (R$100.3 million in 1Q18 and R$655.1 million in 1Q17).

Free Cash Flow from Business Activities was R$2,073.7 million in 4Q18, 75.3% (R$891.0 million) higher than the same period of 2017, reflecting the reduction in Capex and an improvement in the operating result and lower financial interest. In 2018, Free Cash Flow from Business Activities came to R$6,920.4 million, up 20.6% y-o-y (R$1,181.2 billion), thanks to an improved operating result.

In 4Q18, Free Cash Flow after Non-Recurring Items increased by R$879.4 million, mainly influenced by the reduction in Capex and an improved operating result.

Debt

Loans and Financing (R$ million)

Dezember 2018
Consolidated	Currency	Interest Rate	Due Date	Short-Term	Long-Term	Total

Local Currency

BNDES	UR LTIR	LTIR + 0.00% to 4.08%	2023	501.7	438.3	940.0
BNDES	R$	2.5% to 6.0%	2023	69.4	95.8	165.2
BNDES	R$	SELIC D-2 + 2.32%	2023	80.0	245.9	325.9
BNB	R$	7.0% to 10.0%	2022	15.1	39.8	54.8
Confirming	R$	107.9% to 115.9% of CDI	2019	524.2	-	524.2
Debentures 4th Issue - Series 3	R$	IPCA + 4.0%	2019	41.1	-	41.1
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0.5%	2021	26.2	52.5	78.7
Debentures 5th Issue - Single Series	R$	108.25% of CDI	2022	51.2	1,997.7	2,048.9
Debentures 6th Issue - Single Series	R$	100.00% of CDI + 0.24%	2020	5.4	999.8	1,005.1
Financial Leases	R$	-	2033	53.1	339.9	393.0
Contingent Consideration	R$	-	2025	-	465.7	465.7

Foreign Currency

BNDES	UMBND	ECM + 2.38%	2019	96.6	-	96.6

Total				1,464.2	4,675.3	6,139.4

NET DEBT				DEBT PROFILE

Consolidated in R$ million	12/31/2018	09/30/2018	12/31/2017	Dezember 2018
Short-Term Debt	1,464.2	1,510.1	3,033.4	Year	Amount
Long-Term Debt	4,675.3	4,795.5	5,428.4		(R$ miillion)
Total Debt	6,139.4	6,305.6	8,461.8	2019	1,426.5
Cash and Cash Equivalents[1]	(3,393.8)	(3,726.0)	(4,062.1)	2020	1,293.6
Net Derivatives Position	(56.1)	(111.2)	(143.8)	2021	1,244.9
Contingent Consideration Guarantee Asset[2]	(465.7)	(461.0)	(446.1)	2022	51.5
Net Debt	2,223.8	2,007.4	3,809.9	After 2022	658.8
Net Debt / EBITDA³	0.12	0.11	0.26	Total	4,675.3

1) Includes the investment in BNB given as a guarantee for the loan from that bank.
2) Alignment of the classification criterion for the asset backing the contingent consideration to calculate pro-forma net debt.
3) LTM EBITDA.

The Company ended the 4Q18 with a gross debt of R$6,139.4 million, 1.6% of which denominated in foreign currency. The reduction in gross debt is related to the amortization of loans in the period. Currently, foreign exchange exposure of debt is covered by hedge operations.

Net debt totaled R$2,223.8 million at the close of 4Q18, representing 0.12x of LTM EBITDA. Net debt fell R$1,586.0 million from 2017.

Capital Market

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on B3 under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 2018 at R$41.29 (+0.2% vs. 2017) and R$46.23 (-4.9% vs. 2017), respectively. Total Shareholder Return (TSR) was 9.3% for common shares and 3.6% for preferred shares in the last twelve months ended December 31, 2018.

The Company's ADRs ended the year at US$11.93, down 19.6% from 2017.

The daily trading volume of VIVT3 and VIVT4 averaged R$1,195.8 thousand and R$88,668.0 thousand, respectively, in 2018, while the daily trading volume of ADRs averaged US$20,157.0 thousand in the same period.

The chart below shows the Company's stock performance:

Capital Stock

Controlling Company Shareholders	Common	Prefered	Total
Controlling Company Shareholders	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority Shareholders	29,320,789	415,131,868	444,452,657
	5.13%	37.09%	26.28%
Treasury	2,290,164	983	2,291,147
	0.40%	0.00%	0.14%
Total Number of Shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per Share:	R$ 42.40
Subscribed/Paid-in Capital:	R$ 63,571.4	million

Dividends

In the fourth quarter of 2018, the Board of Directors’ meeting held on December 4, 2018 approved the payment of interest on capital for fiscal year 2018 in the gross amount of R$1,350.0 million. The amount is pending ratification by the Annual Shareholders’ Meeting to be held on April 11, 2019. Should it be ratified, the payment will be made on December 17, 2019, to common and preferred shareholders.

Also, the Board of Directors of Telefônica Brasil S.A. approved, at a meeting held on February 15, 2019,  dividends of R$2,468.7 million, with payment date estimated to December 17, 2019, to common and preferred shareholders of record on April 11, 2019. The amount and the payment date is pending ratification by the Annual Shareholders’ Meeting to be held on April 11, 2019. Therefore, the interest on capital and dividends declared by Telefônica Brasil based on the Net Income of 2018 and on the reversion of the Reserve of Modernization and Expansion of 2018 constituted base on the Net Income of 2017, totaled R$ 7,018.7 million. The table below shows the amounts to be distributed per share:

2019	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
IOC	02/15/2019	02/28/2019	700.0	560.0	Common	0.388753	0.330440	Up to 12/31/2020
(based on Jan-19)					Preferred	0.427629	0.363484

2018	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount per Share (BRL)	Net Amount per Share (BRL)	Payment Date[1]
Dividends	to be deliberated in	04/11/2019	2,468.7	2,468.7	Common	1.371013	1.371013	12/17/2019
(based on Dec-18)	04/11/2019[2]				Preferred	1.508114	1.508114
IOC	12/04/2018	12/17/2018	1,350.0	1,147.5	Common	0.749739	0.637278	12/17/2019
(based on Oct-18)					Preferred	0.824712	0.701006
IOC	09/05/2018	09/17/2018	2,800.0	2,380.0	Common	1.555013	1.321761	08/20/2019
(based on Jul-18)					Preferred	1.710515	1.453937
IOC	06/18/2018	06/29/2018	400.0	340.0	Common	0.222145	0.188823	08/20/2019
(based on May-18)					Preferred	0.244359	0.207705

1) The Company's Management deliberated that, the payment of IOC declared, ad referendum  to the Shareholders' Meeting, and Dividends declared, if approved, will occur in the dates listed above; 2) Dividends proposed by the Board of Directors to be deliberated in the future by the General Shareholder's Meeting, to be held in April 11, 2019.

2017	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
Dividends	04/12/2018	04/12/2018	2,191.9	2,191.9	Common	1.217277	1.217277	12/11/2018
(based on Dec-17)					Preferred	1.339005	1.339005
IOC	12/14/2017	12/26/2017	1,486.6	1,263.6	Common	0.825623	0.701779	08/21/2018
(based on Nov-17)					Preferred	0.908185	0.771957
IOC	09/18/2017	09/29/2017	305.0	259.3	Common	0.169385	0.143978	08/21/2018
(based on Aug-17)					Preferred	0.186324	0.158375
IOC	06/19/2017	06/30/2017	95.0	80.8	Common	0.052759	0.044845	08/21/2018
(based on May-17)					Preferred	0.058035	0.049330
IOC	03/20/2017	03/31/2017	350.0	297.5	Common	0.194377	0.165220	08/21/2018
(based on Feb-17)					Preferred	0.213814	0.181742
IOC	02/13/2017	02/24/2017	180.0	153.0	Common	0.099965	0.084970	08/21/2018
(based on Jan-17)					Preferred	0.109962	0.093467

Additional Notes

In the first quarter of 2019, the Board of Directors’ meeting held on February 15, 2019 approved the payment of Interest on Capital for fiscal year 2019 in the gross amount of R$700.0 million. The Interest on Own Capital will be charged to the mandatory minimum dividend for the fiscal year of 2019, ad referendum of the General Shareholders’ Meeting to be held in 2020. The payment will be made before the end of fiscal year 2020, on a date to be defined by the Board of Executive Officers, to common and preferred shareholders of record on February 28, 2019

INCOME STATEMENT (Reported)

Consolidated in R$ million	4Q18	4Q17	∆%	3Q18	∆%	2018	2017	∆%

Gross Operating Revenue	16,787.3	16,536.7	1.5	16,328.9	2.8	65,794.4	66,243.1	(0.7)

Gross Operating Mobile Revenue	10,614.6	10,357.6	2.5	10,157.4	4.5	41,235.1	40,734.2	1.2
Gross Operating Fixed Revenue	6,172.7	6,179.1	(0.1)	6,171.5	0.0	24,559.3	25,508.9	(3.7)

Net Operating Revenue	11,085.5	11,033.6	0.5	10,764.8	3.0	43,462.7	43,206.8	0.6

Net Operating Mobile Revenue	7,047.7	6,850.0	2.9	6,719.6	4.9	27,347.8	26,458.3	3.4
Net Operating Fixed Revenue	4,037.8	4,183.6	(3.5)	4,045.3	(0.2)	16,114.9	16,748.5	(3.8)

Operating Costs	(7,039.2)	(7,266.9)	(3.1)	(5,984.2)	17.6	(25,637.9)	(28,720.9)	(10.7)

Personnel	(1,034.4)	(949.4)	9.0	(938.2)	10.3	(3,996.1)	(3,725.8)	7.3
Costs of Services Rendered	(2,824.9)	(2,828.4)	(0.1)	(2,735.4)	3.3	(11,259.7)	(11,508.2)	(2.2)
Interconnection	(301.6)	(371.5)	(18.8)	(317.7)	(5.1)	(1,294.5)	(1,441.0)	(10.2)
Taxes and Contributions	(380.0)	(437.6)	(13.2)	(372.8)	1.9	(1,594.8)	(1,792.7)	(11.0)
Third-party Services	(1,319.7)	(1,360.5)	(3.0)	(1,346.3)	(2.0)	(5,362.4)	(5,591.3)	(4.1)
Others	(823.6)	(658.8)	25.0	(698.6)	17.9	(3,008.0)	(2,683.2)	12.1
Cost of Goods Sold	(735.3)	(534.6)	37.5	(595.3)	23.5	(2,406.1)	(1,955.9)	23.0
Commercial Expenses	(2,184.1)	(2,346.7)	(6.9)	(2,202.0)	(0.8)	(8,905.6)	(9,315.8)	(4.4)
Provision for Bad Debt	(364.7)	(372.1)	(2.0)	(402.2)	(9.3)	(1,533.6)	(1,481.0)	3.6
Third-party Services	(1,711.2)	(1,857.8)	(7.9)	(1,741.8)	(1.8)	(6,989.0)	(7,438.9)	(6.0)
Others	(108.2)	(116.8)	(7.4)	(58.0)	86.6	(383.0)	(395.9)	(3.3)
General and Administrative Expenses	(379.5)	(382.3)	(0.7)	(384.2)	(1.2)	(1,521.3)	(1,492.7)	1.9
Other Net Operating Revenue (Expenses)	119.0	(225.5)	n.a.	870.9	(86.3)	2,450.9	(722.5)	n.a.

EBITDA	4,046.3	3,766.7	7.4	4,780.6	(15.4)	17,824.8	14,485.9	23.0
EBITDA Margin %	36.5%	34.1%	2.4 p.p.	44.4%	(7.9) p.p.	41.0%	33.5%	7.5 p.p.

Depreciation and Amortization	(2,322.7)	(1,990.9)	16.7	(2,034.7)	14.2	(8,368.6)	(7,853.7)	6.6
Depreciation	(1,661.0)	(1,303.1)	27.5	(1,375.6)	20.7	(5,736.6)	(5,240.9)	9.5
Amortization of Intangibles	(303.4)	(342.1)	(11.3)	(303.4)	0.0	(1,212.2)	(1,209.1)	0.3
Others Amortizations	(358.3)	(345.7)	3.6	(355.7)	0.7	(1,419.8)	(1,403.7)	1.1

EBIT	1,723.6	1,775.8	(2.9)	2,745.9	(37.2)	9,456.2	6,632.2	42.6

Net Financial Income	(124.9)	(177.8)	(29.8)	653.7	n.a.	1,827.2	(903.0)	n.a.
Income from Financial Investments	57.1	111.6	(48.8)	59.2	(3.5)	246.1	655.5	(62.5)
Debt Interest	(130.0)	(157.3)	(17.4)	(115.3)	12.7	(510.4)	(932.7)	(45.3)
Monetary and Exchange Variation	(28.7)	(79.8)	(64.0)	809.7	n.a.	2,348.9	(486.7)	n.a.
Gains (Losses) on Derivative Transactions	15.9	21.9	(27.4)	0.4	3,875.0	10.8	(41.9)	n.a.
Other Financial Income (Expenses)	(39.2)	(74.2)	(47.2)	(100.3)	(60.9)	(268.2)	(97.2)	175.9

Gain (Loss) on Investments	(1.0)	0.2	n.a.	(5.5)	(81.8)	(5.9)	1.5	n.a.

Taxes	(111.0)	(81.2)	36.7	(216.8)	(48.8)	(2,349.2)	(1,121.9)	109.4

Net Income	1,486.7	1,517.0	(2.0)	3,177.3	(53.2)	8,928.3	4,608.8	93.7

BALANCE SHEET (Reported)

Consolidated in R$ million	12/31/2018	12/31/2017	∆%

ASSETS	102,561.3	101,382.8	1.2

Current Assets	18,363.0	16,731.7	9.7
Cash and Cash Equivalents	3,381.3	4,050.3	(16.5)
Accounts Receivable from Customers	9,719.8	9,955.2	(2.4)
Provision for Doubtful Accounts	(1,415.4)	(1,366.7)	3.6
Inventories	462.1	348.8	32.5
Recoverable Taxes	4,948.8	2,564.0	93.0
Escrow Deposits and Frozen Assets	313.0	324.6	(3.6)
Derivative Financial Instruments	69.1	87.6	(21.1)
Prepaid Expenses	581.7	446.4	30.3
Other Assets	302.6	321.5	(5.9)

Non-Current Assets	84,198.3	84,651.1	(0.5)
Accounts Receivable from Customers	509.0	340.6	49.4
Provision for Doubtful Accounts	(82.7)	(66.7)	24.0
Financial Investments	76.9	81.4	(5.5)
Recoverable Taxes	3,222.2	743.3	333.5
Deffered Taxes	230.1	371.4	(38.0)
Escrow Deposits and Frozen Assets	3,597.0	6,339.2	(43.3)
Derivative Financial Instruments	26.5	76.8	(65.5)
Other Assets	181.3	112.0	61.9
Investments	101.7	98.9	2.8
Property, Plant and Equipment, Net	34,115.3	33,222.3	2.7
Intangible Assets, Net	42,221.0	43,331.9	(2.6)

LIABILITIES AND SHAREHOLDERS' EQUITY	102,561.3	101,382.8	1.2

LIABILITIES	30,954.3	31,921.4	(3.0)

Current Liabilities	17,160.9	17,862.5	(3.9)
Payroll and Related Charges	782.6	723.4	8.2
Suppliers and Accounts Payable	7,642.8	7,447.1	2.6
Taxes	1,810.0	1,731.3	4.5
Loans and Financing	1,464.2	3,033.5	(51.7)
Dividends and Interest on Shareholders Equity	4,172.9	2,396.1	74.2
Provisions	378.0	1,434.9	(73.7)
Derivative Financial Instruments	16.5	5.2	217.3
Deferred Revenues	525.5	372.6	41.0
Other Liabilities	368.4	718.4	(48.7)

Non-Current Liabilities	13,793.4	14,058.9	(1.9)
Payroll and Related Charges	11.9	23.3	(48.9)
Taxes	39.2	49.4	(20.6)
Deferred Taxes	1,983.0	709.3	179.6
Loans and Financing	4,675.3	5,428.4	(13.9)
Provisions	5,881.4	6,709.8	(12.3)
Derivative Financial Instruments	22.8	15.4	48.1
Deferred Revenues	250.5	350.6	(28.6)
Other Liabilities	929.3	772.7	20.3

SHAREHOLDERS' EQUITY	71,607.0	69,461.4	3.1
Capital Stock	63,571.4	63,571.4	0.0
Capital Reserve	1,213.5	1,213.5	0.0
Profit Reserve	4,324.2	2,463.2	75.6
Additional Proposed Dividends	2,468.7	2,191.9	12.6
Other Comprehensive Income	29.2	21.4	36.4

Conference Call

English

Date: February 20, 2019 (Wednesday)

Time: 11:00 a.m. (Brasilia) and 9:00 a.m. (New York)

Telephone: (+1 412) 317-6353

HD Web Phone:  https://hd.choruscall.com/?calltype=2

Access code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call will be available one hour after the event until March 4, 2019 at (+1 412) 317-0088 (Code: 10127951)

Telefônica Brasil - Investor Relations
Christian Gebara
David Melcon
Luis Plaster
João Pedro Carneiro
Av. Eng. Luis Carlos Berrini, 1376 - 17º Andar – Cidade Monções – SP – 04571-000
Telephone: (+55 11) 3430-3687
E-mail: ir.br@telefonica.com
Information available on the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 19, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director